SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Penn Virginia Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707882106
(CUSIP Number)

January 29, 2013
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707882106	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 671,239 shares of Common Stock 4,166,675 shares of Common Stock issuable upon conversion of 250,000 shares of 6.00% Series A Convertible Preferred Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 671,239 shares of Common Stock 4,166,675 shares of Common Stock issuable upon conversion of 250,000 shares of 6.00% Series A Convertible Preferred Stock
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,239 shares of Common Stock

4,166,675 shares of Common Stock issuable upon conversion of 250,000 shares of 6.00% Series A Convertible Preferred Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 707882106	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 671,239 shares of Common Stock 4,166,675 shares of Common Stock issuable upon conversion of 250,000 shares of 6.00% Series A Convertible Preferred Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 671,239 shares of Common Stock 4,166,675 shares of Common Stock issuable upon conversion of 250,000 shares of 6.00% Series A Convertible Preferred Stock
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,239 shares of Common Stock

4,166,675 shares of Common Stock issuable upon conversion of 250,000 shares of 6.00% Series A Convertible Preferred Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 707882106	13G	Page 4 of 9 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Penn Virginia Corporation, a Virginia corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, PA 19087.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

(ii)	Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:
707882106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

CUSIP No. 707882106	13G	Page 5 of 9 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d‑1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d‑1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of the date hereof, (i) Highbridge Capital Management, LLC, as the sub-advisor to Highbridge Statistical Market Neutral Fund ("HSMF") and the trading manager of Highbridge International LLC, STAR L.P. (a statistical arbitrage strategy), Highbridge Statistical Opportunities Master Fund, L.P. and Highbridge Systematic Strategies Master Fund, L.P. (collectively, the "Highbridge Funds", and together with HSMF, the "Highbridge Entities"), may be deemed to be the beneficial owner of the 671,239 shares of Common Stock and the 4,166,675 shares of Common Stock issuable upon conversion of 250,000 shares of 6.00% Series A Convertible Preferred Stock (the "Preferred Stock") held by the Highbridge Entities and (ii) Glenn Dubin, as the Chief Executive Officer of Highbridge Capital Management, LLC, may be deemed to be the beneficial owner of the 671,239 shares of Common Stock and the 4,166,675 shares of Common Stock issuable upon conversion of 250,000 shares of Preferred Stock held by the Highbridge Entities.

CUSIP No. 707882106	13G	Page 6 of 9 Pages

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 55,093,146 shares of Common Stock issued and outstanding as of October 26, 2012, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 2, 2012. Therefore, as of the date hereof, based on the Company's outstanding shares of Common Stock and assuming the conversion of the Preferred Stock, each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own approximately 8.16% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock held by the Highbridge Entities. In addition, Glenn Dubin disclaims beneficial ownership of the shares of Common Stock held by each of the Highbridge Entities.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See Item 4(a)

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 707882106	13G	Page 7 of 9 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 707882106	13G	Page 8 of 9 Pages

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 7, 2013

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director

/s/ Glenn Dubin

GLENN DUBIN

CUSIP No. 707882106	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01 per share, of Penn Virginia Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: February 7, 2013

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director

/s/ Glenn Dubin

GLENN DUBIN